HYPOTHEKENBANK IN ESSEN AG

02 NOV 18 AM 9:22

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Tel.: +49 (0) 2 01/81 35-0
Fax: +49 (0) 2 01/81 35-2 00

Bankverbindung:
LZB Essen 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475

[redacted]

02060469

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CL	-485	06.11.02

File No. 824883 – Essen Hyp's Interim Report as of September 30, 2002

SUPPL

Dear Sir or Madam,

Please find enclosed Essen Hyp's Interim Report as of September 30, 2002 (English and German version).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dlw 12/11

Hypothekenbank in Essen
Aktiengesellschaft

Hypothekenbank in Essen
Aktiengesellschaft
HRB 7083 Amtsgericht Essen

Aufsichtsrat:
Dr. Axel v. Ruedorffer
(Vorsitzender)

Vorstand:
Hubert Schulte-Kemper (Vorsitzender)
Michael Fröhner, Harald Pohl

HYPOTHEKENBANK IN ESSEN AG

Zwischenbericht zum 30.9.2002



Auf einen Blick

	30.9.2002 Mio. €	31.12.2001 Mio. €
Bilanzsumme	69.845	69.553
eingezahltes Kapital und Rücklagen	554	554
Genussrechte	279	279
Nachrangige Verbindlichkeiten	296	299
Forderungen		
Hypothekendarlehen	3.543	3.003
Kommunalkredite	36.355	36.841
fremde Wertpapiere	24.101	24.349
andere Forderungen	3.161	2.703
Verbindlichkeiten		
gegenüber Kreditinstituten	8.872	6.510
gegenüber Kunden	2.693	2.516
Verbriefte Verbindlichkeiten	56.710	58.980
	30.9.2002 Mio. €	**30.9.2001 Mio. €**
Neugeschäft		
Hypothekendarlehen	927	618
Kommunalkredite	3.759	3.991
fremde Wertpapiere	10.495	9.876
Gewinn- und Verlustrechnung		
Zinsüberschuss	158,2	146,8
Zins- und Provisionsüberschuss	151,0	140,6
Verwaltungsaufwendungen	17,0	17,2
Betriebsergebnis vor Risikovorsorge	142,8	134,4
Risikovorsorge	-47,0	-40,1
Betriebsergebnis	95,8	94,3

Zwischenbericht zum 30.9.2002

Sehr geehrte Geschäftsfreunde,

in den ersten drei Quartalen des Berichtsjahres befand sich die Weltwirtschaft wieder auf leichtem Expansionskurs. Während in den Vereinigten Staaten dank der ausgesprochen expansiven Geld- und Fiskalpolitik eine anziehende Inlandsnachfrage zu beobachten war, blieben die konjunkturellen Antriebskräfte in Euroland und Japan auf eine Ausweitung des Außenbeitrages beschränkt. Bedingt durch die Abhängigkeit der Weltwirtschaft von der konjunkturellen Entwicklung in den USA, aber auch aufgrund weiterer Gefahren für den globalen Aufschwung, so die anhaltende Schwäche an den Aktienmärkten weltweit und der starke Ölpreisanstieg im Zusammenhang mit der Irak-Krise, steht dieser Wachstumskurs jedoch auf keinem stabilen Fundament. Im Gegenteil, bisweilen wird schon heute die Gefahr eines Rückfalls in die Rezession in den USA, mit fatalen Folgen für die weltwirtschaftliche Weiterentwicklung diskutiert.
Die Inflationsraten befinden sich weltweit unverändert auf niedrigem Niveau. Im Euro-Währungsgebiet schnellte allerdings am Jahresbeginn die Teuerungsrate auf 2,7 % empor. Dieser Anstieg spiegelte neben Basiseffekten die witterungsbedingten Preissteigerungen bei Nahrungsmitteln, Erhöhungen indirekter Steuern sowie im geringeren Ausmaß auch Preisanpassungen infolge der Euro-Einführung wider. Diese preistreibenden Effekte sind im weiteren Jahresverlauf erwartungsgemäß ausgelaufen, im August betrug die jährliche Teuerungsrate im Euro-Währungsgebiet 2,1 %. Gleichwohl betrachtet die Europäische Zentralbank (EZB) im Hinblick auf die Erhaltung der Preisstabilität die beschleunigten Lohnzuwächse sowie den Ölpreisanstieg mit Sorge. Im Sommer hat die EZB jedoch vor dem Hintergrund der gestiegenen weltwirtschaftlichen Unsicherheit ihre Zinserhöhungsneigung aufgegeben. Die Kapitalmarktteilnehmer spekulieren indes nunmehr seit den letzten Wochen darauf, dass die EZB noch in diesem Jahr die monetären Zügel lockern wird. Die Umkehr der Leitzinserwartungen führte, gepaart mit „safe-haven-Käufen" infolge der Aktienkursschwäche ab April, zu einem deutlichen Renditerückgang bei lang laufenden Anleihen. Gegen Ende des

Berichtszeitraumes fiel die Rendite von zehnjährigen Pfandbriefen mit 4,60 % auf das Niveau des Renditetiefs des Vorjahres. Gegenüber dem Jahresanfang 2002 sind die zehnjährigen Pfandbriefrenditen um rund 0,6 Prozentpunkte gefallen. Der Renditevorsprung zu Bundesanleihen mit kongruenter Laufzeit schwankte wie zur Jahresmitte auch im dritten Quartal im engen Abstand um die Marke von 25 Basispunkten.

Geschäftsfeld Staatskredit. Die Bank hat diese Entwicklungen frühzeitig eskomptiert und ihre Aktiv-/ Passivsteuerung entsprechend positioniert. Entgegen dem Branchentrend haben wir auch deshalb das Zusagevolumen im Segment des Staatskredits von € 10,8 Mrd. im Vorjahr auf € 12,5 Mrd. oder plus 15,7 % im Berichtszeitraum gesteigert. Dieses Volumen teilt sich in € 3,8 Mrd. (€ 4,0 Mrd.) für Darlehen an öffentliche bzw. öffentlich-rechtliche Adressen und € 8,7 Mrd. (€ 6,8 Mrd.) für deckungsfähige fremde Wertpapiere auf. Mit 77,2 % oder € 9,6 Mrd. bilden Ausleihungen an inländische Kreditnehmer den Schwerpunkt des Neugeschäfts. Das ausländische Deckungsgeschäft erreichte € 2,9 Mrd. bzw. 22,8 %, das gut diversifiziert an Mitgliedstaaten der EU ausgereicht wurde. Von der Möglichkeit, deckungsfähige Kredite an die USA und Japan zu vergeben, haben wir bisher keinen Gebrauch gemacht.
Nicht deckungsfähige fremde Wertpapiere wurden mit einem Volumen von € 1,8 Mrd. (€ 3,1 Mrd.) in den Bestand genommen. Keines dieser Wertpapiere hatte ein Rating schlechter als A-/A3.

Geschäftsfeld Immobilienfinanzierungen. Im Bereich der Immobilienfinanzierung haben wir im Berichtszeitraum unsere ambitionierten Ziele erfolgreich in Geschäftsabschlüsse umgesetzt. Auch hier konnten wir entgegen der Markt- und Branchenentwicklung das Neugeschäft in der Immobilienfinanzierung im Vergleich zum Vorjahr sogar um 50 % von € 618 Mio. auf € 927 Mio. steigern. Bemerkenswert ist, dass diese erfreuliche Steigerung zu einem großen Teil durch das margenstärkere Gewerbekreditgeschäft erzielt werden konnte. Ins-

gesamt haben wir gewerbliche Immobilienfinanzierungen in Höhe von € 440 Mio. (€ 192 Mio.) neu zugesagt, was gleichbedeutend ist mit einem Anstieg gegenüber dem Vorjahr um € 248 Mio. oder plus 129 %.

Triebfeder bei der privaten Immobilienfinanzierung sind nach wie vor Zuführungen in den Direktzusageverfahren durch unsere Muttergesellschaft, die Commerzbank AG, die einen Anteil von € 432 Mio. oder rd. 90 % des gesamten wohnwirtschaftlichen Neugeschäfts in Höhe von € 487 Mio. (€ 426 Mio.) ausmachten. Aufgrund der sehr guten bisherigen Erfahrungen mit dieser Kooperation haben wir den Kreis unserer Partner im Immobilienfinanzierungsgeschäft ausgeweitet. So wird ab dem vierten Quartal diesen Jahres neben der Commerzbank AG ein weiterer großer Partner privates Hypothekengeschäft über die Commerzbank an uns vermitteln.

Auch im Ausland konnten wir unsere Aktivitäten intensivieren und damit die international ausgelegte Geschäftspolitik umsetzen. Insgesamt nahmen wir ausländisches Hypothekengeschäft in Höhe von € 278 Mio. (€ 2,0 Mio.) in die Bücher. Der Großteil hiervon, € 234 Mio., wurde in Großbritannien abgeschlossen. Sehr positiv hat sich in diesem Zusammenhang unsere Repräsentanz in London entwickelt. Zielmärkte bleiben weiterhin Großbritannien, Frankreich, die BeNeLux-Staaten, Spanien und außerhalb Europas die USA.

Nach Verabschiedung der Novellierung des HBG zum 1. Juli 2002 haben wir an ausgewählten Standorten erste gewerbliche Immobilienfinanzierungen in den USA abgeschlossen. Neben den bereits bestehenden Repräsentanzen in London und Brüssel ist die Eröffnung von Repräsentanzen in New York und Paris für Anfang 2003 beschlossen.

Refinanzierung und Bilanzsumme. Zur Refinanzierung des Aktivgeschäfts hat die Bank im Rahmen ihrer Bilanzsummenplanung Schuldverschreibungen mit einem Volumen von € 16,9 Mrd. (€ 22,5 Mrd.) emittiert, darunter Pfandbriefe in Höhe von € 7,2 Mrd. (€ 10,0 Mrd.). Großvolumige Jumbo- und Globalpfandbriefe hatten hieran einen Anteil von € 3,0 Mrd. (€ 7,0 Mrd.). Sonstige Schuld-

verschreibungen erreichten ein Emissionsvolumen von € 9,7 Mrd. (€ 12,5 Mrd.).

Im Gesamtvolumen enthalten sind Refinanzierungsmittel im kurzfristigen Laufzeitenbereich in Höhe von € 9,5 Mrd. (€ 9,0 Mrd.), davon € 8,6 Mrd. (€ 7,8 Mrd.) revolvierende Ziehungen aus dem Commercial Paper Program, das per Stichtag mit € 1,5 Mrd. (€ 2,0 Mrd.) ausgenutzt war.

Die Bilanzsumme bewegte sich mit € 69,8 Mrd. leicht über dem Wert zum Vorjahresultimo mit € 69,6 Mrd.

Gewinn- und Verlustrechnung. Der Zins- und Provisionsüberschuss konnte mit € 151,0 Mio. gegenüber dem Vorjahreswert (€ 140,6 Mio.) um 7,4 % gesteigert werden, obwohl sich infolge der vermehrten Zuführungen im kleinvolumigen Retailgeschäft die Provisionsaufwendungen naturgemäß erhöht haben. Die Verwaltungsaufwendungen konnten mit € 17,0 Mio. (€ 17,2 Mio.) auf niedrigem Niveau gehalten werden.

Die Risikovorsorge wurde mit € 47,0 Mio. um € 6,9 Mio. höher als im Vorjahr dotiert und deckt, bei sehr konservativer Einschätzung, alle erkennbaren Kreditrisiken ab.

Der Saldo der sonstigen betrieblichen Aufwendungen und Erträge ist mit € 8,8 Mio. um € 2,2 Mio. geringer als im Vorjahr, in den allerdings als Einmaleffekt die Veräußerung von Bankbeteiligungen eingegangen war. Somit erreichte die Essen Hyp per 30. September 2002 ein Vorsteuerergebnis in Höhe von € 95,8 Mio. (€ 94,3 Mio.) oder plus 1,6 % gegenüber dem Vorjahreszeitraum.

Rating. Zu Beginn des vierten Quartals ist auch die Essen Hyp in den Sog der Ratingveränderungen in der Bankenbranche geraten. Bedingt durch die Ratingmethodologie von Standard & Poor's, nach der die Essen Hyp als eine strategisch wichtige Beteiligung mindestens einen Notch schlechter als ihre Muttergesellschaft, die Commerzbank AG, zu bewerten ist, hat sich unser langfristiges Institutsrating von A- auf BBB+ verschlechtert. Unberührt blieben die Ratings unseres öffent-

lichen Pfandbriefes, die nach wie vor erstklassig mit AAA/AAA/Aa1 (Standard & Poor's/Fitch Ratings/Moody's) bewertet werden. Davon, dass das Downgrading im langfristigen Institutsrating durch S & P bzw. die Veränderung im Ausblick durch Moody's und Fitch Ratings unserer Meinung nach nicht durch eine entsprechende Bonitätsverschlechterung der Essen Hyp begründet sein kann, kann sich jeder Investor durch eine eigene Analyse der Zahlen unseres Hauses via Internet (*www.essenhyp.com*) überzeugen. Wir bieten hier schon seit langem große Transparenz, die wir im Zuge der Umsetzung der so genannten „Wohlverhaltensregeln", einer freiwilligen Vereinbarung der Mitgliedinstitute des Verbandes deutscher Hypothekenbanken (VDH), künftig nochmals um weitere Informationen, etwa zur detaillierten Zusammensetzung unseres Neugeschäfts, erweitern werden.

Neugründung. Am 1. Juli 2002 gründeten wir die *Immobilien Expertise GmbH*. Sie ist eine 100 %-Tochter-Gesellschaft der Essen Hyp. Ihr Gesellschaftszweck liegt schwerpunktmäßig in der Erstellung und Überprüfung von Gutachten für Beleihungs-/Markt- und Verkehrswerte von Immobilien sowie der Ausarbeitung von Besichtigungs- und Bautenstandsberichten sowohl für die Bank als auch für Dritte im In- und Ausland.

Ausblick. Wir sind nach dem bisher guten Verlauf des Geschäftsjahres optimistisch, die im schwierigen Branchen- und Ratingumfeld hochgesteckten Ziele erreichen zu können. Insbesondere die erfolgreich umgesetzte Neuausrichtung der Bank im Immobilienfinanzierungsgeschäft lässt uns zuversichtlich in die Zukunft blicken.

Essen, im Oktober 2002

Der Vorstand

Zahlen aus der Bilanz

	30.9.02 Mio. €	31.12.01 Mio. €	Veränderungen Mio. €	 %
Forderungen an Kreditinstitute	15.593,9	15.462,3	131,6	0,9
a) Hypothekendarlehen	2,1	2,1	0,0	0,0
b) Kommunalkredite	12.447,9	12.771,1	-323,2	-2,5
c) andere Forderungen	3.143,9	2.689,1	454,8	16,9
Forderungen an Kunden	27.464,7	27.084,4	380,3	1,4
a) Hypothekendarlehen	3.540,6	3.000,5	540,1	18,0
b) Kommunalkredite	23.907,0	24.070,3	-163,3	-0,7
c) andere Forderungen	17,1	13,6	3,5	25,7
Schuldverschreibungen und andere				
festverzinsliche Wertpapiere	24.851,9	25.072,2	-220,3	-0,9
a) Anleihen und Schuldverschreibungen	24.101,0	24.349,4	-248,4	-1,0
b) eigene Schuldverschreibungen	750,9	722,8	28,1	3,9
Verbindlichkeiten				
gegenüber Kreditinstituten	8.872,4	6.509,9	2.362,5	36,3
a) Hypotheken-Namenspfandbriefe	58,7	68,4	-9,7	-14,2
b) öffentliche Namenspfandbriefe	399,3	364,6	34,7	9,5
c) andere Verbindlichkeiten	8.414,4	6.076,9	2.337,5	38,5
Verbindlichkeiten gegenüber Kunden	2.692,7	2.516,4	176,3	7,0
a) Hypotheken-Namenspfandbriefe	676,9	617,6	59,3	9,6
b) öffentliche Namenspfandbriefe	1.469,0	1.535,4	-66,4	-4,3
c) andere Verbindlichkeiten	546,8	363,4	183,4	50,5
Verbriefte Verbindlichkeiten	56.710,1	58.980,2	-2.270,1	-3,8
a) Hypothekenpfandbriefe	1.004,7	619,5	385,2	62,2
b) öffentliche Pfandbriefe	51.136,8	52.619,1	-1.482,3	-2,8
c) sonstige Schuldverschreibungen	4.568,6	5.741,6	-1.173,0	-20,4
Nachrangige Verbindlichkeiten	295,9	298,5	-2,6	-0,9
Genussrechtskapital	278,6	278,6	0,0	0,0
Eigenkapital	553,9	553,9	0,0	0,0
a) gezeichnetes Kapital	201,3	201,3	0,0	0,0
b) Rücklagen	352,6	352,6	0,0	0,0
Bilanzsumme	**69.844,9**	**69.553,1**	**291,8**	**0,4**

Zahlen aus der Gewinn- und Verlustrechnung

	1.1. – 30.9.02 Mio. €	1.1. – 30.9.01 Mio. €	Veränderungen Mio. €	Veränderungen %
Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinslichen Wertpapieren und Schuldbuchforderungen	2.369,8	2.342,1	27,7	1,2
Laufende Erträge aus Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen	40,2	23,4	16,8	71,8
Zinsaufwendungen	2.251,8	2.218,7	33,1	1,5
Zinsüberschuss	158,2	146,8	11,4	7,8
Provisionserträge	1,1	0,1	1,0	1.000,0
Provisionsaufwendungen	8,3	6,3	2,0	31,7
Provisionsergebnis	*-7,2*	*-6,2*	*-1,0*	*16,1*
Zins- und Provisionsüberschuss	151,0	140,6	10,4	7,4
Löhne und Gehälter	7,1	6,6	0,5	7,6
Soziale Abgaben	1,1	1,3	-0,2	-15,4
Andere Verwaltungsaufwendungen einschließlich Abschreibungen auf Sachanlagen	8,8	9,3	-0,5	-5,4
Verwaltungsaufwendungen	*17,0*	*17,2*	*-0,2*	*-1,2*
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	8,8	11,0	-2,2	-20,0
Betriebsergebnis vor Risikovorsorge	142,8	134,4	8,4	6,2
Risikovorsorge	-47,0	-40,1	-6,9	17,2
Betriebsergebnis	**95,8**	**94,3**	**1,5**	**1,6**

Durchschnittszahl der Beschäftigten	132	133		
darunter: Teilzeitbeschäftigte und Auszubildende	12	14		

Geschäftsstellen, Repräsentanzen und Verbindungsbüros

Zentrale

Essen
Gildehofstr. 1 • 45127 Essen
Postfach 10 18 61 • 45018 Essen
Tel.: 02 01 / 81 35-0
Fax: 02 01 / 81 35-2 00
Fax Börse: 02 01 / 81 35-3 99
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com

Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

Berlin
Bundesallee 28 • 10717 Berlin
Tel.: 0 30 / 86 21-3 95

Frankfurt
Westendstr. 19 • 60325 Frankfurt
Tel.: 0 69 / 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
20355 Hamburg
Tel.: 0 40 / 37 64 47 50
Fax: 0 40 / 37 64 46 27

München
Romanstr. 43 • 80639 München
Tel.: 0 89 / 29 16 17 52
Fax: 0 89 / 29 16 17 54

Repräsentanzen

Brüssel
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: 00 32 / 2 / 5 34 95 95
Fax: 00 32 / 2 / 5 34 96 96

Leipzig
Georgiring 1-3 • 04103 Leipzig
Tel.: 03 41 / 96 17 36-1/-3
Fax: 03 41 / 9 60 61 40

London
Commerzbank House
23 Austin Friars • London EC2N 2NB
Great Britain
Tel.: 00 44 / 20 76 38 09 52
Fax: 00 44 / 20 76 38 09 53

Verbindungsbüros

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: 0 01 / 2 12 / 7 03-41 10
Fax: 0 01 / 2 12 / 7 03-41 01

Tokio
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi
Chiyoda-Ku • Tokyo 100-0005
Tel.: 00 81 / 3 / 52 93-93 35
Fax: 00 81 / 3 / 52 93-90 29

Vorsitzender des Aufsichtsrats

Dr. Axel Frhr. v. Ruedorffer

Mitglied des Vorstands

der Commerzbank AG

Vorstand

Hubert Schulte-Kemper

Vorsitzender

Michael Fröhner

Harald Pohl



HYPOTHEKENBANK IN ESSEN AG

Interim Report as of September 30, 2002

At a glance

	Sep 30, 2002 in € m	Dec 31, 2001 in € m
Balance sheet total	69,845	69,553
Subscribed capital and reserves	554	554
Profit-sharing certificates	279	279
Subordinated liabilities	296	299
Claims outstanding		
Mortgage loans	3,543	3,003
Public-sector loans	36,355	36,841
Securities issued by other borrowers	24,101	24,349
Other loans/other claims	3,161	2,703
Liabilities		
to banks	8,872	6,510
to customers	2,693	2,516
Securitized liabilities	56,710	58,980
	Sep 30, 2002 in € m	**Sep 30, 2001 in € m**
New lending commitments		
Mortgage loans	927	618
Public-sector loans	3,759	3,991
Securities issued by other borrowers	10,495	9,876
Profit and loss account		
Net interest income	158.2	146.8
Net interest and commission income	151.0	140.6
General operating expenses	17.0	17.2
Operating result before provision		
for possible loan losses	142.8	134.4
Provision for possible loan losses	-47.0	-40.1
Operating result	95.8	94.3

Interim Report as of Sep 30, 2002

Dear Business Colleagues,

In the first three quarters of the year under review, the global economy returned to a slightly expansionary path. While the highly accommodative monetary and fiscal policy triggered an increase in domestic demand in the United States, net exports remained the only driving force of economic growth in the euro area and Japan. However, given that the global economy is dependent on the developments in the United States, and in view of additional threats to economic recovery, such as the persistent stock market malaise and soaring oil prices resulting from the Iraq crisis, this economic upturn is on shaky ground. Indeed, some market participants already evoke the risk of a return to recession in the United States, which would have severe consequences for global economic development.

In general, worldwide inflation remained at a low level. However, inflation in the euro area had soared to as much as 2.7 % at the beginning of 2002. This upward movement resulted from base effects, combined with a pick-up in food prices due to bad weather conditions, an increase in indirect taxes and, to a lesser extent, price adjustments following the introduction of euro notes and coins. As expected, these inflationary effects have been leveling off in the course of the year, with inflation at 2.1 % in the euro area in August. At the same time, however, the European Central Bank is concerned that the current acceleration in wage increases and higher oil prices might have an adverse impact on price stability. In view of the uncertain global economic developments, the ECB nevertheless abandoned its bias to hike key interest rates in summer this year. Over the past few weeks, capital market participants have even begun to speculate that the ECB will loosen the monetary reins before the end of this year. In conjunction with "safe haven" purchases resulting from the stock market malaise, which has persisted since April this year, this turnaround in interest rate expectations resulted in a clear decline of long-term bond yields. At the end of the period under review, 10-year *Pfandbrief* yields stood at 4.60 %, which corresponds to last year's low. Compared to the beginning

of 2002, 10-year *Pfandbrief* yields dropped by about 0.6 %. Similar to mid-2002, the yield spread against *Bunds* with the same maturity hovered around 25 basis points in the third quarter.

Public-sector lending. Essen Hyp anticipated these developments in good time and adopted adequate strategies in its asset and liability management. Contrary to the sector as a whole, we are thus able to report a 15.7 % increase to € 12.5bn in our new public-sector lending commitments, against € 10.8bn in the previous year.
Of this amount, loans to public-sector entities and institutions governed by public law account for € 3.8bn (€ 4.0bn), while € 8.7bn (€ 6.8bn) relate to securities issued by other borrowers, which are eligible for cover. At € 9.6bn, i.e. 77.2 %, the majority of these new lending commitments relate to domestic public-sector borrowers. New loans to foreign borrowers, which are eligible to serve as cover, account for the remaining 22.8 %, i.e. € 2.9bn. These loans were granted to public-sector entities in various EU member states, thus ensuring diversification. Essen Hyp has not yet made use of the possibility of extending public-sector loans which are eligible for cover in the United States or Japan.
We also took securities issued by other borrowers, which are not eligible for cover, amounting to € 1.8bn (€ 3.1bn) onto our books. These securities have ratings of at least A-/A3.

Property financing. As far as property financing is concerned, Essen Hyp was able to put into practice its ambitious business objectives in the period under review. Contrary to the market trend and the sector as a whole, we were able to increase our new mortgage lending commitments by as much as 50 % from € 618m to € 927m. It is particularly worth mentioning that this remarkable increase was mainly achieved in the segment of commercial property financing, which, as a rule, allows for higher margins. The total volume of new commercial lending

commitments comes to € 440m (€ 192m), which is an increase of € 248m, i.e. 129 %.
As before, the majority of the retail loans granted by Essen Hyp were generated via our parent company, the Commerzbank AG, with the help of our system for the direct commitment of loans. Of the total volume of new retail lending commitments of € 487m (€ 426m in the previous year), € 432m, i.e. around 90 %, came via this system. In view of the positive development of this co-operation, we have increased the number of co-operation partners in our property financing activities. Starting in the 4th quarter of this year, an important broker will forward private mortgage loans to Essen Hyp via the Commerzbank AG.
In addition to this, Essen Hyp intensified its foreign mortgage lending activities, thus reflecting the bank's internationally orientated business policy. In the period under review, the total volume of new lending commitments to European borrowers came to € 278m (€ 2.0m). With € 234m, the United Kingdom accounts for the vast majority of this figure. This success is, to a great extent, due to Essen Hyp's UK representative office, which has developed very positively. The United Kingdom, France, the Benelux countries, Spain and, outside Europe, the United States, continue to be our key property markets.
Following the amendment of the German Mortgage Bank Act (*HBG*) which took effect on July 1, 2002, we have for the first time participated in the financing of commercial properties in selected locations in the United States. In addition to our existing representative offices in London and Brussels, we have decided to open up additional offices in New York and Paris in the beginning of 2003.

The bank's funding and balance sheet total. In order to refinance the bank's lending activities, bonds totaling € 16.9bn (€ 22.5bn) were placed on the capital markets, within the scope of our targets relating to the balance sheet total. Of this figure, *Pfandbriefe* accounted for € 7.2bn (€ 10.0bn), including Jumbo and Global *Pfandbriefe* totaling € 3.0bn (€ 7.0bn). Other bonds and notes

came to € 9.7bn (€ 12.5bn). The total volume of borrowings includes short-term funds amounting to € 9.5bn (€ 9.0bn). Revolving drawings from our Commercial Paper Program account for € 8.6bn (€ 7.8bn) of this figure. The program utilization stood at € 1.5bn (€ 2.0bn) as of the reporting date. At € 69.8bn the balance sheet total slightly exceeded the € 69.6bn reported at year-end 2001.

Profit and loss account. Despite an increase in commission expenses due to the higher volume of mortgage loans generated via our parent company, net interest and commission income rose by 7.4 % and came to € 151.0m, against € 140.6m in the previous year. At the same time, general operating expenses were kept at their low level and stood at € 17.0m (€ 17.2m). Provision for possible loan losses was increased by € 6.9m and came to € 47.0m. Based upon very conservative estimates, this figure takes into account all recognizable credit risks.
The balance of other operating income and expenses totaled € 8.8m, which is a decrease by € 2.2m compared to the previous year. However, it should be taken into account that the previous year's figure includes non-recurring effects from the disposal of participating interests. The bank's operating result before tax as of September 30, 2002 thus comes to € 95.8m (€ 94.3m), a 1.6 % increase over the same period of the previous year.

Ratings. At the beginning of the 4th quarter, Essen Hyp, too, was affected by the rating reviews to which the banking sector in general was subject. Pursuant to the rating approach applied by Standard & Poor's, Essen Hyp, being a strategically important subsidiary of the Commerzbank AG, must always have a rating that is at least one notch lower that that of its parent company. This explains why our bank's long-term counterparty rating was downgraded from A- to BBB+. Irrespective of these developments, our public-sector *Pfandbriefe* continue to benefit from top ratings (AAA/AAA/Aa1 by Standard & Poor's/Fitch Ratings/Moody's). By visiting our website www.essenhyp.com,

which provides detailed information about Essen Hyp's business activities, our investors can see for themselves that the downgrading of our long-term counterparty rating by Standard & Poor's and the fact that Moody's and Fitch have changed the rating outlook, are, from our point of view, not related to any adverse changes in Essen Hyp's credit quality. For a long time we have provided detailed information, and hence transparency, via our website. This information will soon be complemented by additional details, e.g. about our new lending commitments. These details will be disclosed in accordance with the so-called "Code of Conduct", a voluntary agreement between the members of the Association of German Mortgage Banks (*VDH*).

New subsidiary opened in July. On July 1, 2002, Essen Hyp founded the *Immobilien Expertise GmbH.* The main object of this company, which is wholly owned by Essen Hyp, is to prepare and review valuation reports that deal with the determination of the lending or open market value of a property. The company also drafts inspection reports and reports on the progress of construction, both for Essen Hyp and for third parties in Germany or abroad.

Future prospects. Looking back on the satisfactory business development in the first three quarters of this year, we are optimistic that the bank will reach its ambitious business objectives despite the difficult business and rating environment. Especially in view of the successful expansion of our property financing activities, we face the future with confidence.

Essen, October 2002

The Board of Managing Directors

Figures from the balance sheet

	Sep 30, 2002 in € m	Dec 31, 2001 in € m
Claims on banks	15,593.9	15,462.3
a) mortgage loans	2.1	2.1
b) public-sector loans	12,447.9	12,771.1
c) other claims	3,143.9	2,689.1
Claims on customers	27,464.7	27,084.4
a) mortgage loans	3,540.6	3,000.5
b) public-sector loans	23,907.0	24,070.3
c) other claims	17.1	13.6
Bonds and other fixed income		
securities	24,851.9	25,072.2
a) bonds and notes	24,101.0	24,349.4
b) bonds and notes issued by		
Hypothekenbank in Essen AG	750.9	722.8
Liabilities to banks	8,872.4	6,509.9
a) registered mortgage *Pfandbriefe* issued	58.7	68.4
b) registered public-sector *Pfandbriefe* issued	399.3	364.6
c) other liabilities	8,414.4	6,076.9
Liabilities to customers	2,692.7	2,516.4
a) registered mortgage *Pfandbriefe* issued	676.9	617.6
b) registered public-sector *Pfandbriefe* issued	1,469.0	1,535.4
c) other liabilities	546.8	363.4
Securitized liabilities	56,710.1	58,980.2
a) mortgage *Pfandbriefe* issued	1,004.7	619.5
b) public-sector *Pfandbriefe* issued	51,136.8	52,619.1
c) other bonds and notes	4,568.6	5,741.6
Subordinated liabilities	295.9	298.5
Profit-sharing certificates	278.6	278.6
Capital and reserves	553.9	553.9
a) subscribed capital	201.3	201.3
b) capital reserve	352.6	352.6
Balance sheet total	**69,844.9**	**69,553.1**

Figures from the profit and loss account

	Jan 1 – Sep 30, 2002 in € m	Jan 1 – Sep 30, 2001 in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	2,369.8	2,342.1	1.2
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	40.2	23.4	71.8
Interest paid	2,251.8	2,218.7	1.5
Net interest income	158.2	146.8	7.8
Commission received	1.1	0.1	1,000.0
Commission paid	8.3	6.3	31.7
Net commission income	*-7.2*	*-6.2*	*16.1*
Net interest and commission income	151.0	140.6	7.4
Wages and salaries	7.1	6.6	7.6
Compulsory social security contributions	1.1	1.3	-15.4
Other administrative expenses, including depreciation on tangible assets	8.8	9.3	-5.4
General operating expenses	*17.0*	*17.2*	*-1.2*
Balance of other operating income and expenses	8.8	11.0	-20.0
Operating result before provision for possible loan losses	142.8	134.4	6.2
Provision for possible loan losses	-47.0	-40.1	17.2
Operating result	**95.8**	**94.3**	**1.6**

Average number of staff	132	133	
including:			
part-time staff and trainees	12	14	

Branches and Offices

Head Office

Essen
Gildehofstrasse 1
D-45127 Essen
PO Box 10 18 61
D-45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-200
Fax Treasury: +49 2 01 81 35-399
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Frankfurt
Westendstr. 19
D-60325 Frankfurt/M.
Tel.: +49 69 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49 40 37 64 47 50
Fax: +49 40 37 64 46 27

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Representative Offices

Brussels
Rue de l'Amazone 2
B-1050 Bruxelles
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1/-3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 2 12 7 03-41 10
Fax: +1 2 12 7 03-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi
Chiyoda-Ku
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

Chairman of the Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Member of the Board of Managing Directors, Commerzbank AG

Board of Managing Directors

Hubert Schulte-Kemper
Chairman

Michael Fröhner

Harald Pohl